Filed by County Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: County Bancorp, Inc.

(Commission File No. 001-36808)

Date: June 22, 2021

The following communication is being filed in connection with the proposed merger between County Bancorp, Inc. (“County”) and Nicolet Bankshares, Inc. (“Nicolet”).

The following is an email distributed to employees of County Bancorp, Inc. on June 22, 2021:

Good morning,

I am sending this email as a follow up to our employee meeting this morning, where I shared some important news.

Today we announced that we have entered into an agreement to be acquired by Nicolet Bankshares, Inc., the holding company for Nicolet National Bank. This includes County Bancorp, Inc. and its subsidiaries, Investors Community Bank and Investors Insurance Services. We expect the deal to close late in the fourth quarter of 2021, at which time we will be operating as Nicolet National Bank.

I’m sure there are many questions running through your mind right now, and I wanted to address some of them at this time.

First, I wanted to let you know how we came to this decision. Our board of directors regularly reviews the company’s strategic options and has been seriously evaluating the future strategic direction of the company for the better part of six months now, so it did not make this decision lightly. Scale in the banking business has mattered more and more since we started the bank nearly 25 years ago, and consolidation in banking is occurring at a rapid pace since COVID-19 concerns subsided.

To be able to compete effectively from an overall cost (efficiency), cost of funds, and scale needed to serve our customers, we felt that joining the Nicolet family was the best move for us, for our continued success. We realized we would be stronger together with Nicolet, and with the resources they bring, we are confident this move will allow us to better serve our customers.

Who is Nicolet National Bank? Nicolet is a $4.5 billion bank headquartered In Green Bay, with multiple locations across the northern half of Wisconsin. Like us, their culture is focused on the customer, both internal and external. You may have seen them in the news recently when they announced an agreement for the acquisition of Mackinac Financial/mBank, which is headquartered in Manistique, MI and has locations primarily in the Upper Peninsula of Michigan, Northern lower Michigan and a few locations in Northern Wisconsin.

Nicolet National Bank was founded in 2000 and has a strong commercial market share as well as a Trust division and a Wealth Management division. They have approximately 600 employees in 36 locations (not including the mBank footprint). After Nicolet closes the transactions with mBank and us, it will have assets of approximately $7.5 billion.

What else will change, besides our name? We continue to work through the details with Nicolet for the transition of our employees and customers and don’t have all the answers yet. We will keep you apprised as specifics are worked out. We do know that there will be some employees who will not have a position in the new organization. However, I have spent, and will continue to spend, a considerable amount of time discussing roles for all of our team in the combined operation. I feel we have the best group of employees, committed to always walking in our customers’ shoes.

What happens next? For the next several months, Nicolet will continue conducting its due diligence and seek approval from the appropriate regulatory agencies. We expect the transaction to be approved and finalized late in the fourth quarter of 2021, at which point the acquisition will close and we will become Nicolet National Bank.

Please know that this move is a testament to the outstanding team we have assembled at ICB. You should be exceptionally proud of everything we have accomplished here; I know I am. I also understand that this change will create feelings of stress and uncertainty, which is normal during times like these. We will do our best to keep you informed and answer your questions whenever we can. In fact, our goal over the next several months is to keep the lines of communication open and provide you with updates as we work with Nicolet to plan a smooth transition for our employees and customers.

To start, we have created a resource page on MyICB. There you will find links to several pieces of information that you may find helpful, including the booklet attached to this email and which may answer some of your initial questions. We will continue to keep you updated.

Thank you in advance for your patience through this changing time.

On a personal note, know that I love working with all of you and am so proud of what you do. I truly believe this change is the right one for ICB and that it will ensure we can serve customers well into the future. As promised, we will keep you informed as the deal progresses.

Tim

Important Information and Where to Find It

This report relates to the proposed merger transaction involving Nicolet and County. In connection with the proposed merger, Nicolet and County will file a joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, COUNTY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Nicolet and County. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by County will be available free of charge on County’s website at Investors.ICBK.com/documents.

Nicolet, County and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of County in connection with the proposed merger. Information about the directors and executive officers of Nicolet and County will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. Information about the directors and executive officers of Nicolet is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 2, 2021. Information about the directors and executive officers of County is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 5, 2021. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements contained in this report, which are not statements of historical fact, constitute forward-looking statements within the meaning of the federal securities law. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger between Nicolet and County, as well as expectations regarding Nicolet’s proposed acquisition of Mackinac Financial Corporation (“Mackinac”), all of which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Nicolet and County with the SEC, risks and uncertainties for Nicolet, County and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of County’s operations with those of Nicolet will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the merger; (5) the inability to complete the proposed merger due to the failure of Nicolet’s or County’s shareholders to adopt the Merger Agreement; (6) the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed merger on Nicolet’s, County’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the merger; (13) risks and uncertainties relating to Nicolet’s proposed acquisition of Mackinac, including but not limited to the failure of the proposed acquisition to close for any reason and risks and uncertainties relating to the Mackinac’s business, the combined business of Mackinac and Nicolet, and the combined businesses of Nicolet, County and Mackinac; (14) the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Nicolet, County and the combined company; (15) changes in consumer demand for financial services; and (16) general competitive, economic, political and market conditions and fluctuations. Please refer to each of Nicolet’s, County’s and Mackinac’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

All forward-looking statements included in this report are made as of the date hereof and are based on information available to management at that time. Except as required by law, neither Nicolet nor County assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.